OMB
                                                       APPROVAL
                                                       OMB
                                                       NUMBER:
                                                       32350145
                                                       Expir
                                                       es:
                                                       Octob
                                                       er
                                                       31,
                                                       1998
                                                       Estim
                                                       ated
                                                       avera
                                                       ge
                                                       burde
                                                       n
                                                       hours
                                                       per
                                                       form.
                                                       .....
                                                       .14.9
                                                       0
                        UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.
20549
                             SCHEDULE 13D
               Under the Securities Exchange
                        Act of 1934
                          (Amendment No.    3
                          ) SEAL HOLDINGS,
INC.
                           (Name of Issuer)
            CLASS A COMMON STOCK, par value
                    $.01 per share (Title of
                    Class of Securities)
                               812070100
                            (CUSIP Number)
  Corporate Secretary, 125 Worth Avenue,
  Suite 314, Palm Beach, FL  33480 (Name,
  Address and Telephone Number of Person
  Authorized to Receive
                      Notices and
Communications)
                       April 2, 1999
     (Date of Event which Requires Filing of this Statement)

If  the filing person has previously filed a statement on
Schedule  13G to  report  the acquisition which is the subject of this Schedule  13D, and  is filing this Schedule because of Rule
13d-1(b)(3) or (4),  check the following box .
Check  the  following box if a fee is being paid with the
statement   . (A  fee  is  not  required only if the
reporting  person:  (1)  has  a
previous statement on file reporting beneficial ownership of more than five  percent of the class of securities
described in Item 1;  and  (2) has   filed   no  amendment
subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7).

Note:  Six copies of this statement, including all
exhibits, should  be filed with the Commission.             See
Rule 13d-1(a)
for other parties to whom
copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                 SCHEDULE 13D

CUSIP NO.    812070100                        PAGE     2
of       8
                                              Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Walter P. Carucci - Soc. Sec. ####-##-####
    Carucci Family Partners - IRS ID# 11-3146675
    Carr Securities Corp. - IRS ID# 11-2003950
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
    (b)

    (b)

3   SEC USE ONLY

4   SOURCE OF FUNDS*
Walter P. Carucci -   PF,  Carucci Family Partners
    - WC,  Carr Securities Corp. - WC
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED
PURSUANT TO
    ITEMS 2(d) or 2(e)
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Walter P. Carucci - US Citizen,  Carucci
    Family Partners - New York, Carr Securities
    Corp. - New York
     NUMBER OF      7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          Walter Carucci -  47,058
   OWNED BY EACH         Carucci Family Partners -
45,347
     REPORTING           Carr Securities
Corp. - 2,984
      PERSON        8    SHARED VOTING
POWER
       WITH                0
                    9    SOLE DISPOSITIVE
POWER
                         Walter P. Carucci -
                         47,058
                         Carucci
                         Family
                         Partners
                         45,347 Carr
                         Securities
                         Corp. 2,984
                    10   SHARED
                            DISPOSITI
                            VE POWER
                            0
11   AGGREGATE AMOUNT BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
     Walter P. Carucci - 95,389
      Carucci Family Partners -
45,347
     Carr Securities Corp. - 2,984
12   CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11)
EXCLUDES CERTAIN
     SHARES*
13   PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)
     Walter P. Carucci - .82%
     Carucci Family
     Partners - .39% Carr Securities Corp. - .03%
14   TYPE OF REPORTING
PERSON*
             Walter P. Carucci - IN,  Carucci Family
     Partners - PN, Carr Securities Corp. -

                 *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE
BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1
                             7
(INCLUDING  EXHIBITS)  OF THE SCHEDULE, AND THE SIGNATURE

ATTESTATION. Item 1.  Security and Issuer

      This  statement relates  to the Class A Common Stock, par

value $.10     per  share of  Seal Holdings, Inc. (the

"Issuer").  The principal

executive offices of the Issuer are located at 125 Worth Avenue,

Suite 314, Palm Beach, Florida  33480.

Item 2.  Identity and Background

      This  statement  is being filed on behalf of Walter P.

Carucci, Carucci  Family  Partners,  a  New York general

partnership  and  Carr Securities  Corp.,  a  New York

corporation.  The general  partners  of

Carucci  Family Partners are Walter Carucci, Clara Carucci and

Mitchell Carucci.  Carr Securities Corp. is owned 51% by Clara

Carucci  and  49% by Walter Carucci.

      Walter  Carucci's business address is Carr Securities

Corp.,  One Penn  Plaza,  New  York,  NY  10119-0002. Walter

Carucci's  principal occupation is President of Carr Securities

Corp.  During the last  five years,  Walter Carucci has not been convicted in a criminal  proceeding (excluding  traffic

violations or similar misdemeanors). During  the last  five

years, Walter Carucci was not a party to a civil proceeding of a  judicial  or administrative body of  competent  jurisdiction

 . Walter Carucci is a citizen of the United States.

      Carucci Family Partners is a New York general partnership located at c/o Carr Securities Corp., One Penn Plaza, New York,
NY  10119-0002. The  principal  business

of Carucci Family  Partners  is  investments. During  the last five years, Carucci Family Partners was not  convicted in  a criminal  proceeding (excluding traffic  violations or  similar

misdemeanors).    During the last five years, Carucci  Family

Partners was  not  a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

      Clara  Carucci's residence address is 33 Lighthouse

Road,  Great Neck,  NY

11024.  Clara Carucci has no  principal occupation.   During

the last five years, Clara Carucci has not been convicted

in a criminal proceeding  (excluding  traffic

violations

or  similar  misdemeanors). During  the last

five years, Clara Carucci was not a party to  a

civil proceeding   of a  judicial  or

administrative  body   of   competent

jurisdiction .  Clara Carucci is a citizen of

the United

States.

     Mitchell Carucci's residence address is 33

     Lighthouse Road,  Great

Neck,   NY    11024.   Mitchell  Carucci's

principal

occupation   is

photographer.   During the last five years,

Mitchell Carucci  has  not

been  convicted in a criminal proceeding

(excluding traffic violations or  similar

misdemeanors).    During the  last five  years,

Mitchell Carucci  was  not  a  party  to a

civil proceeding  of  a  judicial  or

administrative body of competent jurisdiction .

Mitchell Carucci is  a

citizen of the United States.

     Carr  Securities Corp. is a New York

corporation located  at  One Penn  Plaza, New

York, NY  10119-0002.

The principal business of  Carr Securities
Corp.  is trading.   During  the  last  five  years   Carr

Securities  Corp. was not convicted in a criminal proceeding (excluding

traffic  violations or similar misdemeanors).   During  the last  five

years, Carr Securities Corp. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

      The  common stock referred to herein was obtained in

open  market purchases.

Funds  used  by Carr Securities Corp.  were  from  working

capital.

Item 4.  Purpose of Transaction

      The  effect of the transaction described in Item 5

herein  is  to cause the beneficial ownership by Walter

Carucci to fall below 5%.  The shares  of

common  stock referred to herein have  been   acquired  for

investment  purposes.  Neither Walter Carucci, Carucci Family

Partners

nor  Carr Securites Corp. has any present intention to take any action with  respect  to  the matters listed in (b) through  (j)  of

Item  4. Walter  Carucci  and/or Carucci

Family Partners and/or Carr  Securities Corp.  may

dispose of or acquire additional shares of Class  A  Common

Stock  of  the  Issuer  in  privately negotiated

transactions,  market transactions  or  otherwise. .

Walter Carucci  and/or  Carucci  Family Partners  and/or

Carr Securities Corp. intend to exercise their  rights as

shareholders  to vote for or against any matter in

accordance  with their best interests.

 Item 5.  Interest in Securities of the Issuer

          (a)  Walter Carucci may be deemed to be the
            beneficial owner of an aggregate of 95,389 shares of Class A Common Stock. Carucci Family
            Partners beneficially owns 45,347 shares of

            Class A Common Stock.  Carr Securities Corp.

            beneficially owns 2,984 shares of Class A

            Common Stock.  According to the Issuer's Form 8-

            K dated April 2, 1999, as of April 2, 1999, the

            Issuer had a total of 11,598,719 shares of

            Class A

            Common Stock outstanding.  Accordingly, (i)

            Walter Carucci may be deemed to be the

            beneficial owner of .82% of the total shares of

            Class A Common Stock outstanding, (ii) Carucci

            Family Partners beneficially owns .39% of the

            total shares of Class A Common Stock

            outstanding and (iii) Carr Securities Corp.

            beneficially owns .03% of the total shares of

            Class A Common Stock outstanding.  Clara

            Carucci and Mitchell Carucci are not the

            beneficial owners of any shares of  Class A

            Common Stock of the Issuer.

     (b)    Walter          Carucci  Family       Carr
Securities
     Clara          Mitchell
                     Carucci            Partners
Corp. Carucci               Carucci
Sole Power
to vote/
direct   vote          47,058               45,347
2,984
5,000     5,000

Shared Power
to vote/
direct  vote            0               0               0
0
0

Sole Power
to dispose/
direct
disposition           47,058                45,347
2,984
5,000          5,000

Shared Power
to dispose/
direct
disposition            0               0                0
0
0


          (c) During the past sixty days the following transactions in the shares of Class A Common Stock of the Issuer were effected:

          January 29, 1999: Carr Securities sold 500 shares at $5.00 on the open market.

          February 2, 1999: Carr Securities bought 500 shares at $4.50 on the open market.

          February 5, 1999:  Carr Securities
          sold 500 shares at  $5.125 on the
          open market.

          March 8, 1999:  Carr Securities
          bought 500 shares at $4.50 on the
          open market.

          March 30, 1999:  Carr Securities sold
          500 shares at $5.375 on the open
          market.

          April  2,  1999:  Seal Holdings
          Corporation issued 10,318,419 shares
          of  its Class A Common Stock to M.
          Lee  Pearce,  M.D. according to the
          Issuer's Form 8-K dated April 2,
          1999.

Item  6.  Contracts, Arrangements,
Understandings or Relationships with Respect to Securities of the Issuer
      Clara  Carucci  and Mitchell Carucci have

      transferred

to  Walter Carucci  the power to vote and

dispose of any stock of the Issuer  held by

them.





Item 7.  Material to be Filed as Exhibits

     Exhibit 1.   Power of Attorney of Clara

     Carucci. Exhibit 2.  Power of Attorney of

     Mitchell Carucci.

                         SIGNATURE

      After  reasonable inquiry and to the best

of my knowledge and  be lief,  I  certify that

the information set forth in this  statement

is true, complete and correct.

                                   /s/ Walter
                                   P. Carucci
                                   Walter P.
                                   Carucci


                                   CARUCCI
FAMILY PARTNERS
                                   By: /s/
Walter P. Carucci
                                   Walter P.
                                   Carucci
                                   General
                                   Partner

                                   CARR
                                   SECURITIES
                                   CORP. By:
                                   /s/ Walter
                                   P.
Carucci
                                   Walter P.
                                   Carucci
                                   President


Dated: April 2, 1999



EXHIBIT 2
                                        POWER
OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS that, I,
Clara Carucci, a general partner of Carucci
Family Partners ("CFP"), residing at 33
Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery
Place, New York, NY 10004, as my Attorney-in-
Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:


--  To purchase or sell any security on behalf
                      of
Carucci Family Partners.


  --  To vote any securities now or hereafter
                    held by
Carucci Family Partners.


 --  To prepare and sign all documents required
                            by federal and
state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

 I hereby grant to my Attorney-in-Fact full
                            right, power, and
authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become
effective immediately, and shall not be
affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-
Fact.
IN WITNESS WHEREOF, the undersigned has
                            executed this Power
                            of
Attorney as of March 1, 1994.

/s/ Clara Carucci

Clara Carucci, as Partner,

Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                             )
ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known (or to me proved) to be the identical person named in and who executed the above Power of Attorney, and acknowledged that such person executed it as such person's voluntary act and deed.

/s/ John D. Browning

Notary Public

                                                              John

D. Browning Notary Public, State of New York

No. 304914718

                              Qualified in Nassau County

                              Certificate Filed
                              in New York
                              County


Commission Expires November 23, 1995


EXHIBIT 3

                                        POWER
OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that, I,
Mitchell Carucci, a general partner of Carucci
Family Partners ("CFP"), residing at 33
Lighthouse Rd., Great Neck, New York 11024, hereby appoint Walter Carucci, 17 Battery
Place, New York, NY 10004, as my Attorney-in-
Fact, to act in my capacity as partner of CFP and for my benefit and for the benefit of CFP and on behalf of CFP with sole and exclusive authority to do the following:
--  To purchase or sell any security on behalf
                      of
Carucci Family Partners.
  --  To vote any securities now or hereafter
                    held by
Carucci Family Partners.
 --  To prepare and sign all documents required
                            by federal and
state securities laws and by the Securities and Exchange Commission with respect to the holdings of Carucci Family Partners.

 I hereby grant to my Attorney-in-Fact full
                            right, power, and
authority to do every act, deed, and thing requisite, necessary or advisable to be done concerning the above powers, as fully, to all intents and purposes, as I might or could do if personally present and acting, with full power of substitution and revocation, hereby ratifying and confirming all that said Attorney-in-Fact or substitute shall lawfully do or cause to be done by virtue hereof.

     This Power of Attorney shall become
effective immediately, and shall not be
affected by my disability or lack of mental competence, and shall continue effective until my death; provided, however, that this Power may be revoked by me as to my Attorney-in-Fact at any time by written notice to my Attorney-in-
Fact.

IN WITNESS WHEREOF, the undersigned has
                            executed this Power
                            of
Attorney as of March 1, 1994.
                                                                  /s/ Mitchell
Carucci
Mitchell Carucci, as Partner, Carucci Family Partners


STATE/COMMONWEALTH OF NEW YORK  )
                                                          )    ss:
COUNTY/PARISH/BOROUGH OF NASSAU   )

On this 1st day of March, 1994, before me, the undersigned, a Notary Public for the State/Commonwealth of New York, personally appeared Clara Carucci to me known

(or to me proved) to be the identical person

named in and who executed the above Power of

Attorney, and acknowledged that such person

executed it as such person's voluntary act and

deed.



/s/ John D. Browning

Notary Public

                                                              John

D. Browning Notary Public, State of New York

No. 304914718

                              Qualified in Nassau County

                              Certificate Filed in New
                              York County

Commission Expires

November 23, 1995